SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, March 2012

Commission File Number 000-13727

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Report of voting results

Document 1

PAN AMERICAN SILVER CORP.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations and relates to the results of voting at the special meeting of shareholders of Pan American Silver Corp. (the “Company”) held on Monday, March 26, 2012.

Description of Matter	Outcome of Vote

Ordinary resolution to approve the issuance of up to 53,666,003 common shares of the Company in connection with the proposed acquisition by the Company of Minefinders Corporation Ltd. and the issuance of common shares of the Company issuable upon valid exercise of replacement stock options.

Resolution passed by the requisite majority by a vote by poll. Details of the voting were as follows: Total shares voted in favour: 46,517,626 (79.78%) Total shares voted against: 11,788,387 (20.22%)

DATED this 27th day of March, 2012.

PAN AMERICAN SILVER CORP.

By:	(signed) “Delaney Fisher”
	Name:	Delaney Fisher
	Title:	Corporate Secretary and Legal Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)

Date:	March 28, 2012	By:	/S/ DELANEY FISHER
			Name:	Delaney Fisher
			Title:	Corporate Secretary and Legal Counsel